SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 29, 2008

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F     X                                                              Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes    __                                                No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes    __                                                No     X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes    __                                                No     X

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated May 29, 2008, announcing the market introduction of V6, a next generation PLM 2.0 platform and solution set.

Dassault Systèmes Introduces V6 to the Market

Sixth Generation Solution Brings PLM 2.0 to Life

Suresnes, France, May 29, 2008 – Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced the market introduction of V6, a next generation PLM 2.0 platform and solution set.  Unveiled in January, this sixth generation version was conceived in tight collaboration with industry leaders and leverages the success of DS brands and V5 PLM.  V6 harnesses the power of Web 2.0, Web 3D and Dassault Systèmes’ rich technology portfolio.

“PLM 2.0 adopts the concepts of online communities and creation, constituting a new paradigm for product innovation.  V6 harnesses collaborative intelligence from diverse online communities to maximize intellectual assets, capturing and leveraging IP from all business and consumer users,” said Bernard Charlès, president and CEO, Dassault Systèmes.  “With PLM 2.0 solutions like V6, virtual products and systems behave as they would in the physical world, allowing all actors to have immersive, lifelike experiences in 3D.”

PLM 2.0 is a major redefinition of the PLM markets targeting all users creating, consuming and remixing IP.  The first release of Dassault Systèmes’ Version 6, V6R2009, covers business processes designed to serve all of Dassault Systèmes’ 11 target industries.  Customers can select from over 150 production-ready products addressing the following domains:

Lifelike Experience – 3DVIA V6 enables users to create lifelike experiences for consumers, collaborators and creators to imagine and play.
•
Imagine – 3DVIA is the first solution ever to put consumers at the core of the product development process.  Through 3D-powered lifelike experiences, consumers can try out products and suggest modifications at any stage of the creation process.

•	Play – 3DVIA helps companies market, promote, sell or maintain their products online with 3D-powered experiences (e.g. advertising, shopping, operation, maintenance, etc.).

Collaborative Innovation – ENOVIA V6 provides an open, online collaborative environment, on a single IP management platform, for all product lifecycle activities.
•	Governance allows companies to manage and monitor entire product lifecycles in an adhoc manner to support global enterprise ecosystems, while remaining on-time and on-budget.
•	Global Sourcing brings together engineering and purchasing communities to efficiently set up suppliers’ networks, manage sourcing negotiations and monitor supplier performance.

•	IP Lifecycle Management for the management of all product-related information, such as requirements, recipes, bills of material (BOMs), etc.
•
Unified 3D Live Collaboration for PLM business intelligence allows communities to collaborate and access all product-related IP in real time.  The ENOVIA V6 IP platform provides for the indexing, searching and federating of  IP from multiple data sources, such as office documents, ERP or PDM solutions.

Virtual Design – CATIA V6 introduces the next generation of collaborative virtual design capabilities across the enterprise.
•
System Engineering as a collective, integrated multi-disciplinary model for product development. CATIA V6 expands the power of modeling from physical design to a unique RFLP approach, aggregating Requirements, Functional, Logical, and Physical product definitions.

•
Meta-CAD Modeling delivers the first truly collaborative, liberated design environment.  CATIA V6 Modeling delivers breakthrough user experiences and functions to shape and reshape 3D from any modeling source with unsurpassed speed, quality, realism and ease-of-use.

•	Knowledge-Based Design to get design right the first time by utilizing all company IP (e.g. knowledge, business processes, regulatory requirements, etc.).

Realistic Simulation – SIMULIA V6 provides industry communities, from designers to simulation specialists, with a unique collaborative environment to perform lifelike simulation and virtual product behavior testing.
•
Multiphysics Digital Lab delivers a unique virtual hub that supports industry’s extreme diversity of multiphysics simulation requirements and, therefore, dramatically reduces the need for physical testing.

•	Compliancy ensures an unmatched level of trust in digital simulation results and assets, thanks to a portfolio of leading-edge technologies.
•
Open Scientific Platform supports all simulation-related product development and scientific research practices. The SIMULIA V6 open scientific platform is the foundation for the development of Dassault Systèmes’ lifelike simulation ecosystem.

Digital Manufacturing and Production – DELMIA V6 delivers next generation PLM 2.0 manufacturing solutions to create, share, execute and optimize virtual production systems.
•	Manufacturing Planning supplies the entire supply chain with comprehensive 3D process and resource planning solutions to create and optimize build-to-order and lean production manufacturing systems.
•	Plant & Resource Engineering provides the tools to define and optimize manufacturing assets concurrently with manufacturing planning, leveraging DELMIA’s unique Product Process Resource (PPR) model.
•	Program & Control Engineering to virtually program, validate and simulate manufacturing systems for the virtual commissioning of production facilities.

CATIA, DELMIA and SIMULIA V6R2009 are native PLM 2.0 online solutions with a patent pending, unified user interface.  They fully leverage the power of the ENOVIA collaborative IP platform. V62009 provides a solid foundation for Dassault Systèmes’ PLM 2.0 ecosystem extension.  For more information, visit http://www.3ds.com/V6.

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About Dassault Systèmes:
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences.  Dassault Systèmes is listed on the Nasdaq (DASTY) and Eurolist (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com.

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:

Derek Lane (DS Americas)	derek.lane@3ds.com	+1 (818) 673-2243
Mikiko Igarashi (DS AP)	mikiko.igarashi@3ds.com	+81 3 5442 4138
Arnaud Malherbe (DS EMEA)	arnaud.malherbe@3ds.com	+33 (0)1 55 49 87 73

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: May 29, 2008	By:	/s/Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief
Financial Officer